DISTRICT COURT
CLARK COUNTY, NEVADA

IN RE HERBALIFE INTERNATIONAL,       )    Case No. A408158
INC. LITIGATION                      )    Dept. XVIII
                                     )
This Document Relates to:            )
All Actions                          )
                                     )
-------------------------------------



                        NOTICE OF PENDENCY AND PROPOSED
                        -------------------------------
                           SETTLEMENT OF CLASS ACTION
                           --------------------------



TO: ALL PERSONS WHO OWN STOCK OF HERBALIFE INTERNATIONAL, INC. ("HERBALIFE") AND
    ALL HOLDERS OF DECS SECURITIES ISSUED BY DECS TRUST III



     PLEASE READ THIS NOTICE CAREFULLY AND IN ITS ENTIRETY. YOUR RIGHTS MAY BE AFFECTED BY PROCEEDINGS IN THIS LITIGATION. PLEASE NOTE THAT IF YOU ARE A SETTLEMENT CLASS MEMBER AND IF THE TRANSACTION PROPOSED BY ENTITIES AFFILIATED WITH MARK HUGHES IN AN OFFER TO PURCHASE CIRCULATED ON OR ABOUT SEPTEMBER 17, 1999, IS CONSUMMATED, IN ADDITION TO THE $17.00 PER SHARE TO BE RECEIVED BY HERBALIFE'S SHAREHOLDERS IN THE PROPOSED TRANSACTION (AS WELL AS HOLDERS OF DECS PURSUANT TO CONTRACTS AND ARRANGEMENTS ENTERED INTO BY DECS TRUST III) YOU ARE ENTITLED TO RECEIVE AN ADDITIONAL PAYMENT OF $0.81 FOR EACH SHARE OF HERBALIFE CLASS A AND CLASS B COMMON STOCK (OR UNIT OF DECS) THAT YOU OWN.



     This Notice has been sent to you pursuant to an Order of the District Court, Clark County, Nevada (the "Court"). The purpose of this Notice is to inform you of (1) the proposed settlement of this class action litigation for the payment of an additional $0.81 per share of Herbalife Class A and Class B common stock (and for each unit of DECS) in the transaction proposed by Mark Hughes on or about September 13, 1999 (the "Proposed Transaction"), and (2) the hearing to be held by the Court to consider the fairness, reasonableness, and adequacy of the settlement. This Notice describes the rights you may have in connection with the settlement and what steps you may take in relation to the settlement and this class action litigation.



     Plaintiffs and Defendants do not agree on the damages per share that would have been recoverable had Plaintiffs prevailed on each claim alleged. The issues on which the Parties disagree include (1) whether the price offered in the Proposed Transaction is fair to the public stockholders; (2) whether the procedures followed by Herbalife's management, board of directors and the Special Committee of the board of directors in negotiating, approving and recommending the transaction to the public stockholders were fair; (3) whether the projections in Herbalife's strategic business plan represent management's best estimate of the future growth prospects of Herbalife; and (4) whether the disclosures made to the Company's stockholders in connection with the Proposed Transaction were adequate.



     Plaintiffs believe that the proposed settlement is in the best interests of the Settlement Class. In Plaintiffs' view, because of the inherent risks associated with continuing to litigate and proceeding to trial, there was a danger that Plaintiffs would not have prevailed on any of their claims, in which case the Settlement Class would receive nothing beyond Mr. Hughes' offer of $17.00 per Class A share, Class B share, and each unit of DECS. The proposed settlement eliminates this risk and provides the Settlement Class with a specific recovery in the event that the Proposed Transaction is consummated.



     This Notice is not an expression of any opinion by the Court about the merits of any of the claims or defenses asserted by any party in this Litigation or the fairness or adequacy of the proposed settlement.

     For further information regarding this settlement you may contact: Robert
A. Wallner, Milberg Weiss Bershad Hynes & Lerach LLP, One Pennsylvania Plaza, New York, New York 10119, Telephone:
212/594-5300; or Stephen J. Fearon, Jr., Abbey, Gardy & Squitieri, LLP, 212 East 39th Street, New York, New York 10016, Telephone: 212/889-3700.



I. NOTICE OF HEARING ON PROPOSED SETTLEMENT



     A settlement hearing will be held on February 9, 2000, at 8:00 a.m., before the Honorable Nancy M. Saitta, District Court Judge for the State of Nevada, at the District Court, Clark County, Nevada, 200 South Third Street, Las Vegas, Nevada 89101 (the "Settlement Hearing"). The purpose of the Settlement Hearing will be to determine: (1) whether terms of the settlement, including the payment of an additional $0.81 for each share of Herbalife Class A and Class B common stock and for each unit of DECS in the Proposed Transaction, and payment of attorneys' fees, costs and expenses should be approved as fair, just, reasonable and adequate; (2) whether a Settlement Class should be certified; and (3) whether the Class Action should be dismissed with prejudice. The Court may adjourn or continue the Settlement Hearing without further notice to the Settlement Class.



II. DEFINITIONS USED IN THIS NOTICE



     A. "Closing" shall have the meaning given in the Merger Agreement.(1)



     B. "Company" or "Herbalife" means defendant Herbalife International, Inc., a Nevada corporation, and all of its predecessors, successors, present and former parents, subsidiaries, divisions and related or affiliated entities.



     C. "DECS" means the DECS securities issued by DECS Trust III, a Delaware business trust, pursuant to an underwritten registered offering in 1998.



     D. "Defendants" means Herbalife, Mark Hughes, Michael E. Rosen, Christopher Pair, Edward J. Hall, Christopher M. Miner, Alan D. Liker, Timothy Gerrity and Robert Sandler.



     E. "Depositary" shall have the meaning given in the Offer to Purchase.



     F. "Effective Date" means the first date by which all of the events and conditions specified in Section V, para. 6.1(a)-(e) of the Stipulation have been met and have occurred.



     G. "Expiration Date" shall have the meaning given in the Offer to Purchase.



     H. "Final" means: (i) The date of final affirmance on an appeal from the Judgment, the expiration of the time for a petition for a writ of certiorari to review the Judgment and, if certiorari be granted, the date of final affirmance of the Judgment following review pursuant to that grant; or (ii) the date of final dismissal of any appeal from the Judgment or the final dismissal of any proceeding on certiorari to review the Judgment; or (iii) if no appeal is filed, the expiration date of the time for the filing or noticing of any appeal from the Court's judgment approving the Stipulation.



     I. "Individual Defendants" means Mark Hughes, Michael E. Rosen, Christopher Pair, Edward J. Hall, Christopher M. Miner, Alan D. Liker, Timothy Gerrity and Robert Sandler.



     J. "Judgment" means the judgment to be rendered by the Court dismissing the Class Action with prejudice.



     K. "Merger" shall have the meaning given in the Merger Agreement.


---------------


  (1)The Merger Agreement is included as Annex A to the Offer to Purchase, which was transmitted to shareholders on or about September 17, 1999. In addition, the text of the Offer to Purchase is contained in the Tender Offer Statement on
Schedule 14D-1 filed by the Company with the United States Securities and Exchange Commission ("SEC") on or about September 17, 1999. The text of this document may reviewed on the internet web site maintained by the SEC at http//www.sec.gov.

     L. "Merger Agreement" shall mean the Agreement and Plan of Merger dated September 13, 1999, among MH Millennium Holdings LLC, MH Millennium Acquisition Corp., Mark Hughes, the Mark Hughes Family Trust and Herbalife International, Inc.



     M. "Merger Consideration" shall have the meaning given in the Offer to Purchase.



     N. "Offer Price" shall have the meaning given in the Offer to Purchase.



     O. "Offer to Purchase" shall mean the Offer to Purchase for Cash All Outstanding Shares of Class A Common Stock and Class B Common Stock of Herbalife International, Inc. by MH Millennium Acquisition Corp., a wholly owned subsidiary of MH Millennium Holdings LLC for $17.00 Net Per Share dated September 17, 1999, as amended.



     P. "Parties" means, collectively, each of the Defendants and the Representative Plaintiffs on behalf of themselves and the members of the Settlement Class.



     Q. "Paying Agent" shall have the meaning given in the Merger Agreement.



     R. "Person" means an individual, corporation (including all divisions and subsidiaries), partnership, limited partnership, association, joint stock company, estate, legal representative, trust, unincorporated association, government or any political subdivision or agency thereof, and any business or legal entity and their spouses, heirs, predecessors, successors, representatives, or assigns.



     S. "Plaintiffs' Settlement Counsel" means: Milberg Weiss Bershad Hynes & Lerach LLP, Robert A. Wallner, One Pennsylvania Plaza, New York, New York 10119,
Telephone: 212/594-5300; Abbey, Gardy & Squitieri, LLP, Stephen J. Fearon, Jr., 212 East 39th Street, New York, New York 10016, Telephone: 212/889-3700.



     T. "Purchaser" shall have the meaning given in the Offer to Purchase.



     U. "Related Parties" means each of a Defendant's past or present directors, officers, employees, partners, principals, agents, underwriters, insurers, co-insurers, reinsurers, controlling shareholders, any entity in which the Defendant and/or any member(s) of any Defendant's immediate family has or have a controlling interest, attorneys, accountants, auditors, banks, investment banks or investment bankers, advisors, personal or legal representatives, insurers, reinsurers, predecessors, successors, parents, subsidiaries, divisions, joint ventures, assigns, spouses, heirs, associates, related or affiliated entities, any members of their immediate families, or any trust of which any Defendant is the trustee or settlor or which is for the benefit of any Defendant and/or member(s) of his family.



     V. "Released Claims" shall collectively mean all claims (including "Unknown Claims" as defined in para. II.CC hereof), demands, rights, liabilities and causes of action of every nature and description whatsoever, known or unknown, whether in contract, tort, equity or otherwise, whether or not concealed or hidden, asserted or that might have been asserted in this or any other forum or proceeding, including, without limitation, claims for negligence, gross negligence, indemnification, breach of duty of care and/or breach of duty of loyalty, fraud, misrepresentation, breach of fiduciary duty, negligent misrepresentation, unfair competition, insider trading, professional negligence, mismanagement, corporate waste, breach of contract, or violations of any state or federal statutes, rules or regulations, by or on behalf of the Representative Plaintiffs, the Settlement Class, or any Settlement Class Member against the Released Persons (as defined below) which are based upon or related to the Proposed Transaction or to the facts, transactions, events, occurrences, acts, disclosures, statements, omissions or failures to act which were or could have been alleged in the Litigation, or in any other forum, based upon, relating to or arising from the facts which were alleged in any papers filed in the Litigation except (i) dissenters' rights under state law by Settlement Class Members who have validly asserted and perfected dissenters' rights claims, and
(ii) claims relating to the enforcement of the Stipulation.



     W. "Released Persons" means each and all of the Defendants and their respective Related Parties.



     X. "Representative Plaintiffs" means Colleen M. Tharp, Francis MacFarlan, Patricia Lisa, Harbor Finance Partners, Stuart H. Savett, Kevin Coyle, Kenneth Schweitzer, Rae Ellen Plattus, Lee Brenin, Michael Vaupel, and John Hedderman.

     Y. "Representative Plaintiffs Counsel" means each counsel who has appeared as counsel for any of the plaintiffs in the Litigation.



     Z. "Settlement Class" means all Persons (except Defendants, members of the immediate family of any Defendant, any entity in which any Defendant has a controlling ownership interest, Herbalife employees who have been awarded stock options pursuant to the Company's stock option plan (in their capacity as holders of such stock options), and the legal representatives, heirs, successors or assigns of any such excluded party) who own Herbalife stock that is purchased in the Proposed Transaction, or who exercise dissenters' rights, and all holders of DECS securities issued by DECS Trust III, a Delaware business trust, as of the date of the Closing.



     AA. "Settlement Class Member" or "Member of the Settlement Class" means a Person who falls within the definition of the Settlement Class as set forth in para. II.Z, above.



     BB. "Tender Offer" shall mean the tender offer contained in the Offer to Purchase.



     CC. "Unknown Claims" means any Released Claims which the Representative Plaintiffs or any Settlement Class Member does not know or suspect to exist in his, her or its favor at the time of the release of the Released Persons which, if known by him, her or it, might have affected his, her or its settlement with and release of the Released Persons, or might have affected his, her or its decision not to object to this settlement or to exercise dissenters' rights. With respect to any and all Released Claims, the Parties stipulate and agree that, upon the Effective Date, the Representative Plaintiffs expressly waive and relinquish, and the Settlement Class Members shall be deemed to have, and by operation of the Judgment shall have expressly waived and relinquished, to the fullest extent permitted by law, the provisions, rights, and benefits of Section 1542 of the California Civil Code, which provides:



     A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.



     The Representative Plaintiffs expressly waive and the Settlement Class Members shall be deemed to, and upon the Effective Date and by operation of the Judgment shall have waived any and all provisions, rights and benefits conferred by any law of the United States or of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to Section 1542 of the California Civil Code. The Representative Plaintiffs and the Settlement Class Members may hereafter discover facts in addition to or different from those which he, she or it now knows or believes to be true with respect to the subject matter of the Released Claims, but each of them hereby stipulate and agree that the Representative Plaintiffs do settle and release, and each Settlement Class Member shall be deemed to, upon the Effective Date and by operation of the Judgment shall have, fully, finally, and forever settled and released any and all Released Claims upon any theory of law or equity, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not concealed or hidden, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law or rule, without regard to the subsequent discovery or existence of such different or additional facts. The Parties acknowledge that the foregoing waiver was bargained for and a key element of the settlement of which this release is a part.



III. THE CLASS ACTION AND RELATED LITIGATION



     On September 14, 15, and 22, 1999, the plaintiffs filed four separate but related class action lawsuits in the District Court, Clark County, Nevada challenging a proposed transaction that was publicly announced on September 13, 1999, pursuant to which Mark Hughes (through entities controlled by him) was to purchase all publicly held shares of Herbalife International, Inc. ("Herbalife" or the "Company") for $17.00 in cash per share (the "Proposed Transaction"). The four lawsuits were (1) Tharp, et al. v. Herbalife International, Inc., et al., Case No. A 408158; (2) MacFarlan, et al. v. Herbalife International, Inc., et al., Case No. A 408159; (3) Fruscone, et al. v. Herbalife International, Inc., et al., Case No. A 408478; and (4) Coyle, et al. v. Herbalife International, Inc., et al., Case No. 408466. Pursuant to a stipulation of the parties that was entered by the Court as Pre-Trial Order No. 1 on or about October 6, 1999, the lawsuits were consolidated, and the plaintiffs filed a consolidated complaint (the "Complaint") on or about October 11, 1999, under the caption In re: Herbalife International, Inc., Litigation, Case No. A 408158 (the "Class Action").(2)



     The Class Action is brought on behalf of the public stockholders of Herbalife and the holders of DECS securities relating to Herbalife that were issued by DECS Trust III, a Delaware business trust, in March 1998. The Complaint alleges breach of fiduciary duty by certain Company executives for pursuing, and by the Company's board of directors for approving, the Proposed Transaction. Named as defendants in the Class Action are Herbalife, Mark Hughes, Michael E. Rosen, Christopher Pair, Edward J. Hall, Christopher M. Miner, Alan
D. Liker, Timothy Gerrity and Robert Sandler.



     The Complaint alleges, among other things, that the price to be paid to Herbalife's public stockholders in the Proposed Transaction is inadequate. Under the terms of the Proposed Transaction, Mark Hughes (through entities controlled by him) would acquire all of the Herbalife shares not already owned by him or his affiliated entities at $17.00 per share in cash, and thereby become the sole owner of the Company. Herbalife has two classes of common stock, Class A stock and Class B stock. Mr. Hughes currently owns over 50% of both classes: approximately 54% of the Class A stock and 58% of the Class B stock. On September 13, 1999, the Company announced the Proposed Transaction, pursuant to which Mr. Hughes (through entities controlled by him) has made a tender offer for all Herbalife shares owned by the public at a price of $17.00 per share in cash, to be followed by a merger transaction, in which the stockholders (other than those who properly exercise state law dissenters' rights) who do not tender will receive $17.00 per share in cash in exchange for their shares. The Proposed Transaction is conditioned on over 50% of the public holders of both the Class A and Class B stock tendering their shares in the tender offer. Additionally, pursuant to the Proposed Transaction Mr. Hughes would pay to DECS Trust III approximately $89 million to release approximately 5 million Class B Herbalife shares pledged to DECS Trust III for the benefit of DECS holders.



     The Complaint alleges that the Proposed Transaction is unfair to Herbalife's public stockholders. Plaintiffs allege that the transaction was timed to unfairly take advantage of the fact that the Company's stock price had been adversely affected by global economic trends. Plaintiffs further allege that the committee of directors (the "Special Committee") that was formed by Herbalife's board of directors to negotiate the terms of the Proposed Transaction with Mr. Hughes was not independent. Additionally, plaintiffs allege that the projections of the Company's future financial performance that were provided to the Special Committee were unduly conservative. Plaintiffs further allege that the fairness opinion rendered by the Special Committee's financial advisor is illusory because the opinion is based in part on Herbalife's projections. Additionally, plaintiffs allege that defendants failed to disclose to the Company's public stockholders: (1) that the projections provided to the Special Committee were unduly conservative; (2) that the Company plans to conduct an initial public offering of its Japanese subsidiary in the near future; and (3) that an outside firm had expressed interest in pursuing a different transaction in which the Company's public stockholders would be bought out. Plaintiffs further allege that the defendants have engaged in self-dealing in that the exercise price of certain stock options was lowered to prevailing market prices in late 1998, which had the effect of increasing the value of their stock options in the Proposed Transaction.



     Representative Plaintiffs Counsel has conducted discovery and investigation during the prosecution of the Litigation. This discovery and investigation has included, inter alia, (i) service of expedited discovery requests, and review and inspection of voluminous documents produced by Defendants in response thereto; (ii) the expedited depositions of the Chairman of the Special Committee, Mr. Hughes, two members of Herbalife's senior management, Mr. Hughes' financial advisor, and the Special Committee's financial advisor; (iii) service of subpoenas on non-parties, and review of documents produced in response thereto; (iv) consultations with a valuation expert; (v) review of Herbalife's public filings, annual reports, and other public statements; and (vi) research of the applicable law with respect to the claims asserted in the Litigation and the potential defenses thereto.


---------------


  (2)In addition to the four lawsuits that were filed in the District Court, Clark County, Nevada, eight class action lawsuits were filed in Los Angeles County Superior Court challenging the Proposed Transaction (the "California Actions"). By stipulation of the parties to those actions, all California proceedings have been stayed pending the outcome of the Class Action. The Class Action and the California lawsuits are referred to collectively herein as the "Litigation."

     On October 6, 1999, the Court entered Pre-Trial Order No. 1. Pursuant to that Order, as amended, the parties engaged in expedited discovery that included Defendants' production of documents, and the depositions in October 1999 of the Chairman of the Special Committee, the Special Committee's financial advisor, and two members of Herbalife's senior management. Additionally, in November 1999, plaintiffs took the depositions of Mr. Hughes and of his financial advisor.



     On December 7, 1999, plaintiffs filed their Motion for Preliminary Injunction and supporting papers seeking an order from this Court enjoining the Proposed Transaction. The parties have agreed to take the hearing on the Motion for Preliminary Injunction off calendar in light of the proposed settlement.



IV. REASONS FOR SETTLEMENT



     The Representative Plaintiffs believe that the claims asserted in the Class Action have merit and that the evidence developed to date in the Class Action supports the claims asserted. The Representative Plaintiffs assert, and believe they would present supporting evidence at trial, that the Proposed Transaction is unfair to Herbalife's public stockholders.



     However, Representative Plaintiffs Counsel recognize and acknowledge the expense and length of continued proceedings necessary to prosecute the Class Action against the Defendants through trial and through appeals. Representative Plaintiffs Counsel also have taken into account the uncertain outcome and the risk of any litigation, especially in complex actions such as the Litigation, as well as the difficulties and delays inherent in such litigation. Representative Plaintiffs Counsel also are mindful of the inherent problems of proof under and possible defenses to the claims asserted in the litigation.



     In light of the foregoing, Representative Plaintiffs Counsel believe that the settlement set forth in the Stipulation confers substantial benefits upon the Settlement Class (as defined below) and Settlement Class Members. As described below, Defendants have agreed to pay an additional $0.81 per share to Herbalife's public shareholders (and the holders of the DECS securities). Based on the Settlement Class Members owning approximately 17.36 million Herbalife shares (including DECS), the $0.81 additional payment represents benefit to the Settlement Class Members of over $14 million. The Individual Defendants will not receive this additional payment, nor will other Herbalife employees with respect to their stock options. Defendants have also agreed to request an opinion by the Special Committee's independent financial advisor that the consideration to be received by the Company's public shareholders is fair, from a financial point of view. Furthermore, although the period for Herbalife shareholders to exercise dissenters' rights expired on October 25, 1999, Defendants have agreed to reopen the period for the exercise of dissenters' rights until January 28, 2000, the current expiration date for the tender offer. If the tender offer is extended, the deadline for the exercise of dissenters' rights will be similarly extended, but in no event later than February 14, 2000. The settlement further protects the interests of Herbalife's public shareholders because Defendants, who have stated that the Company has no current plans to conduct an initial public offering of its Japanese subsidiary, have agreed to share the proceeds of any such offering with the Company's current shareholders should one occur on or before July 6, 2001. Additionally, Defendants have agreed to supplement their disclosures concerning certain discussions that occurred with the firm of Saunders, Karp & Megrue in 1998 and 1999, and concerning the Company's projections of future earnings and how the Company's 1999 projections compare with actual results, so that Herbalife shareholders will be better informed in deciding whether to tender their shares in the tender offer. Based on their evaluation, Representative Plaintiffs Counsel have determined that the settlement set forth in the Stipulation is in the best interests of the Representative Plaintiffs and the Settlement Class.



V. DEFENDANTS' STATEMENT AND DENIALS OF WRONGDOING AND LIABILITY



     The Defendants have denied and continue to deny each and all of the claims and contentions alleged by the Representative Plaintiffs on behalf of the Settlement Class. The Defendants have also denied and continue to deny, inter alia, the allegation that the price to be paid in the Proposed Transaction is unfair to Herbalife's public stockholders, or that the Representative Plaintiffs or the Settlement Class were harmed by the conduct alleged in the Litigation. Defendants believe that they followed the proper procedures in negotiating the

Proposed Transaction, and that the Proposed Transaction is entirely fair to the Representative Plaintiffs and the Settlement Class.



     Nonetheless, the Defendants have concluded that further conduct of the Litigation would be protracted and expensive, and that it is desirable that the Litigation be fully and finally settled in the manner and upon the terms and conditions set forth in the Stipulation in order to limit further expense, inconvenience and distraction, to dispose of the burden of protracted litigation, to permit the operation of the Company's business without further distraction and diversion of the Company's executive personnel with respect to matters at issue in this Litigation, and to allow the Proposed Transaction to go forward as modified by the Stipulation in order that the Company's public stockholders may have the opportunity to choose whether to accept Mr. Hughes' tender offer. The Defendants also have taken into account the uncertainty and risks inherent in any litigation, especially in complex cases like this Litigation.



     The Defendants have, therefore, determined that it is desirable and beneficial to them that the Litigation be settled in the manner and upon the terms and conditions set forth in the Stipulation. The Defendants enter into the Stipulation and settlement without in any way acknowledging any fault, liability, or wrongdoing of any kind. There has been no adverse determination by any court or otherwise against any of the Defendants on the merits of the claims asserted by the Representative Plaintiffs. Neither the Stipulation, nor any of its terms or provisions, nor any of the negotiations or proceedings connected with it, shall be construed as an admission or concession by any of the Defendants of the merit or truth of any of the allegations or wrongdoing of any kind on the part of any of the Defendants. The Defendants enter into the Stipulation and settlement based upon, among other things, the parties' agreement herein that, to the fullest extent permitted by law, neither the Stipulation nor any of its terms or provisions, nor any of the negotiations or proceedings connected therewith, shall be offered as evidence in the Litigation or in any pending or future civil, criminal, or administrative action or other proceeding to establish any liability or admission by any of the Defendants or any of their respective Related Entities or any other matter adverse to any of the Defendants or any of their respective Related Entities, except as expressly set forth herein.



VI. TERMS OF THE PROPOSED SETTLEMENT



     A. Price Increase



     In addition to the $17.00 per share to be received in the Proposed Transaction, the Purchaser has agreed in the Stipulation to cause the Settlement Class (except for holders of Herbalife Class A or Class B common stock who have provided or subsequently provide the Company with written notice asserting dissenters' rights) to receive a payment of $0.81 for each Class A or Class B share or DECS security (the "Settlement Payment") as follows:



          (1) If the Judgment becomes Final before the Expiration Date of the Tender Offer, the Settlement Payment shall be made (a) to any Settlement Class Members whose Herbalife shares have been accepted for payment in the Tender Offer, simultaneously with the payment of the Offer Price by delivery of the Settlement Payment to the Depositary for transmission to the tendering Settlement Class Members; (b) to any other Member of the Settlement Class (other than holders seeking to perfect dissenters' rights, unless and until dissenters' rights have been waived or relinquished), except as provided in clause (c) following, simultaneously with the payment of the Merger Consideration by delivery of the Settlement Payment to the Paying Agent for transmission to such Settlement Class Members whose shares are cancelled in the Merger; and (c) to the Settlement Class Members with respect to their holdings of DECS, by delivery of the Settlement Payment to the trustee of DECS Trust III for transmission to such Settlement Class Members in accordance with the terms of the trust governing DECS Trust III;



          (2) If the Judgment becomes Final after the Expiration Date of the Tender Offer, but before the Closing of the Merger, the Settlement Payment shall be made to all Settlement Class Members (other than holders seeking to perfect dissenters' rights unless and until dissenters' rights have been waived or relinquished) at the same time as the Merger Consideration is paid to members of the Settlement Class who did not tender their Herbalife shares in the Tender Offer by delivery of the Settlement Payment

     (a) in the case of Settlement Class Members whose Herbalife shares were accepted for payment in the Tender Offer, to the Depositary, which shall be instructed to make a supplemental payment, in the amount of the Settlement Payment, to such Settlement Class Members; (b) in the case of any other Settlement Class Member (other than holders seeking to perfect dissenters' rights unless and until dissenters' rights have been waived or relinquished), except as provided in clause (c) following, to the Paying Agent for transmission to such Settlement Class Members whose shares are cancelled in the Merger; and (c) to the Settlement Class Members with respect to their holdings of DECS, to the trustee of DECS Trust III for transmission to such Settlement Class Members in accordance with the terms of the trust governing DECS Trust III;



          (3) If the Judgment becomes Final after the Closing of the Merger, the Settlement Payment shall be made to all Settlement Class Members (other than holders seeking to perfect dissenters' rights unless and until dissenters' rights have been waived or relinquished) within 10 business days of the date upon which the Judgment becomes Final by delivery of the Settlement Payment (a) in the case of Settlement Class Members whose Herbalife shares were accepted for payment in the Tender Offer, to the Depositary, which shall be instructed to make a supplemental payment, in the amount of the Settlement Payment, to such Settlement Class Members; (b) in the case of any other Settlement Class Member (other than holders seeking to perfect dissenters' rights unless and until dissenters' rights have been waived or relinquished), except as provided in clause (c) following, to the Paying Agent, which shall be instructed to make a supplemental payment, in the amount of the Settlement Payment, to such Settlement Class Members; and (c) to the Settlement Class Members with respect to their holdings of DECS, to the trustee of DECS Trust III for transmission to such Settlement Class Members in accordance with the terms of the trust governing DECS Trust III.



     B. Bringdown Of Fairness Opinion By The Special Committee's Independent Financial Advisor



     Defendants have obtained an opinion from the Special Committee's financial advisor that $17.00 per share is fair, from a financial point of view, to the stockholders of Herbalife as of September 13, 1999.



     Defendants have agreed in the Stipulation to request an opinion from the Special Committee's independent financial advisor that $17.00 per share, plus the Settlement Payment of $0.81 per share, for total compensation of $17.81 per share, is fair, from a financial point of view, to the public stockholders of Herbalife.



     C. Reopening And Modification Of Appraisal Rights



     Although Nevada law did not require Herbalife to provide stockholders with dissenters' rights in connection with the Merger, the Company agreed in the Merger Agreement to grant stockholders the right to dissent from the Merger by delivery of a written notice to the Company prior to October 25, 1999. The Merger Agreement further provides that if dissenters' rights are exercised with respect to more than 3% of the Company's outstanding stock, then the Purchaser may cancel the Proposed Transaction.



     Defendants have agreed in the Stipulation to reopen the period for the exercise of dissenters rights until January 28, 2000, the current expiration date for the tender offer. If the tender offer is extended, the deadline for the exercise of dissenters' rights will be similarly extended, but in no event later than February 14, 2000. Additionally, Defendants agree that the Purchaser may cancel the Proposed Transaction only if dissenters' rights are exercised with respect to more than 5% of the Company's outstanding stock.



     D. Initial Public Offering Of Herbalife Of Japan



     Defendants have stated that Herbalife has no current intention to conduct an initial public offering ("IPO") of Herbalife of Japan. Plaintiffs have questioned this statement.



     Defendants have agreed in the Stipulation that if an IPO of Herbalife of Japan is completed on or before July 6, 2001, Herbalife shall pay to the Settlement Class for distribution in accordance with their Herbalife holdings as of the time of the purchase of their services pursuant to the Proposed Transaction, the greater of $15 million or 20% of the net proceeds of the IPO within 30 days of the closing of the IPO.

     E. Disclosure Issues



     Plaintiffs have asserted that Defendants have failed to make adequate disclosure concerning (a) discussions held with the firm of Saunders, Karp & Megrue concerning a possible transaction; and (b) the Company's projections of future financial results and how Herbalife's actual results for 1999 compare with its projected 1999 results. Defendants have agreed in the Stipulation to revise the Offer to Purchase to contain additional disclosure on these issues, and to recirculate the Offer to Purchase to the Settlement Class.



     F. Payment of Notice Costs



     Herbalife has agreed in the Stipulation to pay the costs of providing notice of the terms of this settlement to the Settlement Class Members.



     G. Fees Of Representative Plaintiffs Counsel



     Herbalife has agreed in the Stipulation to pay the sum of $8.5 million to Representative Plaintiffs Counsel as payment for attorneys' fees, expenses and costs (the "Fee and Expense Payment") incurred in the Litigation, plus interest. Payment of the Fee and Expense Payment is contingent on the Closing of the Merger.



     To date, Representative Plaintiffs Counsel have not received any payment for their services in conducting this Litigation on behalf of Representative Plaintiffs and the members of the class, nor have counsel been reimbursed for their out-of-pocket expenses. The fee requested by Representative Plaintiffs Counsel would compensate counsel for their efforts in achieving the Settlement Payment and the other benefits to be received by the class in the settlement, and for their risk in undertaking this representation on a contingency basis.



VII. ORDER CERTIFYING A CLASS FOR PURPOSES OF SETTLEMENT



     On January 7, 2000, the Court certified a class, for settlement purposes only. The Settlement Class is defined above.



VIII. PARTICIPATION IN THE CLASS



     If you fall within the definition of the Settlement Class, you are a Settlement Class Member. You will be bound by any judgment entered in the Class Action, including the dismissal with prejudice of any Released Claims against the Defendants you may possess under Federal law, Nevada law, or the law of any state. Your interests will be represented by Representative Plaintiffs Counsel. If you choose, you may enter an appearance individually or through your own counsel at your own expense.



IX. DISMISSAL AND RELEASES



     If the proposed Settlement is approved, the Court will enter a Final Judgment and Order of Dismissal ("Judgment"). The Judgment will dismiss the Released Claims with prejudice as to all Defendants. Thereafter, the Class Action will be dismissed.



     The Judgment will provide that all Settlement Class Members shall be deemed to have released and forever discharged all Released Claims (to the extent members of the Settlement Class have such claims) against all Released Persons.



X. CONDITIONS FOR SETTLEMENT



     The Settlement is conditioned upon the occurrence of certain events. Those events include, among other things: (1) entry of the Judgment by the Court, as provided for in the Stipulation; and (2) the Judgment becoming Final. If, for any reason, any one of the conditions described in the Stipulation is not met, the Stipulation might be terminated and, if terminated, will become null and void, and the parties to the Stipulation will be restored to their respective positions as of the date of execution of the Stipulation.

XI. THE RIGHT TO BE HEARD AT THE HEARING



     Any Settlement Class Member who objects to any aspect of the Settlement or the adequacy of representation by Representative Plaintiffs Counsel may appear and be heard at the Settlement Hearing. Any such Person must submit a written notice of objection, postmarked on or before February 3, 2000, to each of the following:



     Clerk of the Court


     District Court


     Clark County, Nevada


     200 South Third Street


     Las Vegas, Nevada 89101



     MILBERG WEISS BERSHAD


      HYNES & LERACH LLP


     Robert A. Wallner


     One Pennsylvania Plaza


     New York, New York 10119



     ABBEY, GARDY & SQUITIERI LLP


     Stephen J. Fearon, Jr.


     212 East 39th Street


     New York, New York 10016



     Plaintiffs' Settlement Counsel



     IRELL & MANELLA LLP


     David Siegel


     Daniel P. Lefler


     Richard H. Zelichov


     1800 Avenue of the Stars


     Suite 900


     Los Angeles, California 90067-4276



     Attorneys for Defendants


     Herbalife International, Inc., Mark Hughes, Michael E. Rosen, Christopher


     Pair, Alan D. Liker, Timothy Gerrity and Robert Sandler



     LATHAM & WATKINS


     H. Steven Wilson


     Peter J. Wilson


     650 Town Center Drive, 20th Floor


     Costa Mesa, California 92626-1918



     Attorneys for Defendants


     Edward J. Hall and Christopher M. Miner



The notice of objection must demonstrate the objecting Person's membership in the Settlement Class, including the number of Herbalife Class A shares and Class B shares and units of DECS owned, and contain a statement of the reasons for objection. Only members of the Settlement Class who have submitted written notices of objection in this manner will be entitled to be heard at the Settlement Hearing, unless the Court orders otherwise.

XII. SPECIAL NOTICE TO NOMINEES



     If you hold any Herbalife common stock as nominee for a beneficial owner, then, within five (5) days after you receive this Notice, you must either: (1) send a copy of this Notice by first class mail to all such Persons; or (2) provide a list of the names and addresses of such Persons to:



     D.F. KING & CO., INC.


     77 Water Street


     New York, New York 10005



If you choose to mail the Notice yourself, you may obtain from the foregoing (without cost to you) as many additional copies of these documents as you will need to complete the mailing. You may obtain these copies by calling D.F. King & Co., Inc. collect at (212) 269-5550.



     Regardless of whether you choose to complete the mailing yourself or elect to have the mailing performed for you, you may obtain reimbursement for or advancement of reasonable administrative costs actually incurred in connection with forwarding the Notice and which would not have been incurred but for the obligation to forward the Notice, upon submission of appropriate documentation.



XIII. EXAMINATION OF PAPERS



     This Notice is a summary and does not describe all of the details of the Stipulation. For full details of the matters discussed in this Notice, you may desire to review the Stipulation filed with the Court, which may be inspected during business hours, at the office of the Clerk of the Court, District Court, Clark County, Nevada, 200 South Third Street, Las Vegas, Nevada 89101.



     If you have any questions about the settlement of the Litigation, you may contact Representative Plaintiffs Counsel by writing:



     MILBERG WEISS BERSHAD


      HYNES & LERACH LLP


     Robert A. Wallner


     One Pennsylvania Plaza


     New York, New York 10119



     ABBEY, GARDY & SQUITIERI LLP


     Stephen J. Fearon, Jr.


     212 East 39th Street


     New York, New York 10016



                       DO NOT TELEPHONE THE COURT OR ANY


               REPRESENTATIVE OF HERBALIFE REGARDING THIS NOTICE.